EXHIBIT 7(c)(i)


                         TERM SHEET


          Term Sheet between:

          Sonic Environmental Systems, Inc., a Delaware corporation, with its principal office at 141, New Road, Parsippany, New Jersey 07054 (hereinafter referred to as
"Sonic"), and

          Turbotak Technologies Inc., a Canadian corporation with its principal office at 550, Parkside Drive, Suite A-14,
Waterloo, Ontario, Canada (hereinafter referred to as
"Turbotak"),

          WHEREAS, Sonic and representatives of Turbotak (hereinafter referred to at times as "the Parties") have negotiated from time to time relative to (a) Turbotak securing a group of investors for the purpose of investing monies in Sonic and its subsidiaries and acquiring by assignment the entire secured and unsecured claim (hereinafter referred to as the "Bank Claim") of NatWest Bank and/or its successor by merger, Fleet Bank N.A. (hereinafter referred to as the "Bank"), which Bank has a Bank Claim against Sonic and certain subsidiaries as evidenced by various loan documents executed by Sonic and certain of its subsidiaries, (b) the execution of a definitive agreement between the Parties relative to the funding of a plan of reorganization of Sonic (hereinafter "the Plan") and Turbotak acting as co-proponents of the Plan in a Chapter 11 proceeding about to be filed by Sonic, (c) the restructuring of the stock ownership of Sonic, whereby Turbotak will merge into Sonic and Sonic will remain a public company, to be renamed "TurboSonic Technologies,Inc., (U.S.A.)", with a specified percentage of the issued and outstanding stock to be held by the present stockholders of Sonic and a specified percentage of such stock to be held by the stockholders of Turbotak, (d) the filing by Sonic and such of its subsidiaries as the Board of Sonic, in consultation with Turbotak, shall determine for protection under Chapter 11 or other Chapters of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey (hereinafter referred to as the "Bankruptcy Court"), and (e) the preparation and confirmation by the Bankruptcy Court of a plan of reorganization (hereinafter the "Plan") for Sonic; and

          WHEREAS, the Parties are desirous of setting forth in this Term Sheet the outline of and their respective obligations to in connection with the above with the understanding that definitive agreements consistent with the terms of this Term Sheet, if necessary, are to be prepared and executed setting forth their respective responsibilities and obligations; and

          WHEREAS, the Parties are aware that the assignment to Turbotak by the Bank of its entire Bank Claim with respect to its transactions with Sonic and its subsidiaries may take place prior to the preparation and execution of formal agreements between the Parties and before the filing of a Chapter 11;

          NOW, THEREFORE, the Parties agree as follows:

          1.   (a)  Turbotak shall, on or before September     ,
1996, pay to the Bank the sum of $250,000.00 in cash, pursuant to a certain assignment agreement to be negotiated between the Bank and Turbotak and consented to by Sonic and upon consummation of such purchase whereby Turbotak shall succeed to the entire Bank Claim of the Bank, including all liens and claims of the Bank together with supporting documents as reflected in various loan documents and, if applicable, various orders which may be entered by the Bankruptcy Court.

               (b)  The directors and officers of Sonic shall agree
that, on or before September     , 1996, an amount of
$110,000.00 (or CDN $150,000.00, whichever is greater) will be deposited in-trust by Gaines Berland to Ravin, Sarasohn, Cook,
Baumgarten, Fisch and Rosen. It is understood by the Parties that Turbotak shall have access to the use of these funds, pari passu, with the use of the funds of the total capital raised for the purpose of completing the contemplated merged entity transaction.

          2. Turbotak acknowledges that it has been advised by the Directors and Officers of Sonic that certain claims have been made against Sonic by Third Parties contesting Sonic's right or entitlement to the use of its intellectual properties presently held as collateral for the Bank Claim, referred to in Paragraph 1 (a) above.

     Sonic acknowledges that it must obtain a super-priority lien for any working capital provided by Turbotak and, if Sonic is unable to deliver this super-priority lien, then Sonic agrees that the actiona contemplated in Paragraph
6(b) will take effect.

          3. Sonic hereby consents to the purchase and assignment of the Bank Claim to Turbotak.

          4. Sonic shall complete and file with the Securities and Exchange Commission, on or about November 1, 1996, or as soon thereafter as practicable, Form 10K and 10Q's for the fiscal year ended April 30, 1996. It is understood by the Parties agree that such filing is essential to preserving Sonic's existence as a public company and to obtain new financing to be provided by Turbotak in accordance with Paragraph 6. below. It is also understood by Sonic and Turbotak that Sonic's ability to regain listing on NASDAQ will necessitate Sonic's full compliance with required financial reporting, including Form 10K and the demonstration by Sonic of a net worth equal to or greater than $2,000,000.00 upon the confirmation of the Plan by the Bankruptcy Court.

          5. As soon as practicable after the execution of this Term Sheet, Sonic will file for protection under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court, by converting the involuntary Chapter 7 case to a voluntary
Chapter 11 proceeding, requesting a super-priority lien on the working capital provided by Turbotak and first security interest/lien on all of Sonic's assets not already covered in the Bank Claim, except for existing superior lien on Sonic Fabricating, Inc.'s assets. Sonic, with Turbotak's agreement, may apply to NASDAQ to cease trading in Sonic shares.

          6. (a) Subject to the execution of the assignment agreement between the Bank and Turbotak referred to in Paragraphs 1. above and the filing by Sonic and Turbotak for Chapter 11 referred to in Paragraph 4. above, Turbotak agrees that, subject to a super-priority lien approval by the Bankruptcy Court, it will provide Sonic with an additional working capital facility in an amount of not less than $250,000.00 in cash plus the amount in Paragraph 1. above for a minimum total amount of $500,000.00 (being the amount paid to the Bank and the amount of working capital paid to Sonic) in return for Turbotak (i) receiving a first security interest/lien on all assets of Sonic and its subsidiaries, except for existing superior lien on Sonic Fabricating, Inc.'s assets, but including the receivables of Sonic Environmental Controls, all subject to obtaining an order of the Bankruptcy Court granting Turbotak a super-priority lien and affirming its first and direct security interest/lien on all assets of Sonic and its subsidiaries, excepting for existing superior lien on Sonic Fabricating, Inc.'s assets, (whether covered by the Bank lien or not); (ii) jointly agreeing with Sonic upon a negotiating strategy with the unsecured creditors and other claimants of Sonic relative to a settlement of their claims against Sonic and such subsidiaries as shall be implicated through a Plan, such payment to creditors to be in full and final payment and complete discharge and release of all claims of such creditors against Sonic and its subsidiaries pursuant to and under the terms of a Plan to be proposed jointly by Sonic and Turbotak, as is proposed to be submitted to and approved by the Bankruptcy Court; (iii) jointly proposing a Plan with Sonic to be filed with the Bankruptcy Court which Plan would provide, inter alia, for the payments specified in this Paragraph 6.

               (b) Turbotak undertakes to provide the working capital as stated above, pursuant to a timely filing of a motion in the Bankruptcy Court for the super-priority lien and first security interest/lien on all assets not covered in the Bank Claim referred to in Paragraph 5, except for existing superior lien on Sonic Fabricating, Inc.'s assets. In the event that Turbotak, during its due diligence and at its sole discretion and not at any option to Sonic, does not approve of the Plan and is desirous of cancelling its intention to complete the total merger, it will notify Sonic of its decision in writing and allow Sonic a period of thirty days from the receipt of such notification to select an entity to purchase Turbotak's right, title and interest in and to the Bank Claim, provided such entity simultaneously pays to Turbotak in cash the sum of $250,000.00 plus any additional working capital (or such other amount to include additional payments made to Sonic by Turbotak) which Turbotak shall have paid to Sonic pursuant to said Paragraph 6. (a) plus an additional amount of $100,000.00 in cash and ten percent (10%) of working capital paid to Sonic by Turbotak as additional consideration to Turbotak for having previously furnished funds for the acquisition of the Bank's lien and having furnished Sonic with such amounts of additional working capital. Should Sonic fail to select such an entity within the period stated, Sonic agrees to permit the foreclosure steps detailed in Paragraph 8. to take effect.

               (c) Sonic undertakes to incorporate a wholly-owned Canadian subsidiary, TurboSonic Technologies Inc.,(Canada),
(hereinafter referred to as "TurboSonic") prior to or in conjunction with the confirmation of the Plan. The Board of Directors of Turbotak shall approve the selection of the Board of Directors of TurboSonic.

          7.   Use of Cash.   Subject to and upon obtaining an
assignment of the Bank Claim as described in Paragraph 6. above, Turbotak shall not exercise any of the rights it has thereunder to enforce the liens securing the Bank Claim provided that it shall participate in and be part of the management of the business during the Chapter 11 procedure, and shall permit Sonic and its subsidiaries to use cash collateral, as defined by Sec. 361 of the Bankruptcy Code, for normal operating expenses of Sonic and its domestic subsidiaries through and including January 31, 1997 or other such date as the Parties may agree upon in writing. Sonic agrees to provide Turbotak with a starting bank balance account, into which Turbotak will infuse working capital. Sonic further agrees to provide Turbotak with a weekly list of anticipated expenditures for Turbotak approval, which approval shall not be unreasonably withheld, and from which list Sonic's management will pledge not to deviate. The said bank balance account will reconcile to the weekly list of expenditures. Should this arrangement be breached by Sonic, Turbotak reserves the right to co-sign each cheque. All cash collateral utilized by Sonic and its subsidiaries shall be secured by a lien having the same priority and validity as the lien that secures the Bank Claim and shall not bear any interest thereon.

          8. Sonic, subject to the prior written approval of Turbotak, shall file an application with the Bankruptcy Court seeking to utilize cash collateral in accordance with the terms hereof. In the event Sonic does not obtain an order from the Bankruptcy Court on or before January 31, 1997, or such other date as may be agreed upon in writing between the Parties, confirming the Plan contemplated herein, Turbotak may exercise all rights that it may have with respect to the Claim. Sonic agrees, following January 31, 1997, and in the event a Plan is not confirmed as contemplated herein, to permit all stays to be lifted, to permit Turbotak to foreclose on its collateral in any court of competent jurisdiction and waives all defenses to any such action or proceeding commenced by Turbotak to foreclose or realize the value of its Bank Claim or collateral.

          9.   The Plan.   As soon as reasonably possible after
execution of this Term Sheet, Sonic shall file a Plan which will provide for, among other things, the following terms and conditions, subject to the further approval of Turbotak, which approval can be conditioned upon the renegotiation of the following terms and conditions, including the length of time for payment of any claim:

               (a) Administration Claims. Each holder of an allowed administrative claim, including professional fees awarded pursuant to orders of the Bankruptcy Court, shall receive in full satisfaction of such allowed claim, cash equal to the amount of the allowed claim, on the later of (i) the effective date of the Plan and (ii) the date that is ten days after such claim becomes an allowable claim, unless such holders shall have agreed to different treatment of such claims, provided, however, that administrative claims representing obligations incurred in the ordinary course of business by Sonic after September 4, 1996, (the "Petition Date") shall be assumed by the Reorganized Debtor and shall be paid and performed in accordance with the terms and conditions of the particular transaction and the agreements related thereto.

               (b) Tax Claims. In the sole discretion of the Reorganized Debtor, allowed tax claims, if any, shall be paid
(i) in cash equal to the amount of such allowed claim on the ffective date or upon such other terms as may be agreed to between Sonic, Turbotak and any holder of a tax claim or (ii) in the manner permitted by Sec. 1129(a)(9)(C) of the Bankruptcy Code and, in such event, interest shall be paid on the unpaid portion of such allowed tax claim at rate to be agreed to by Sonic, Turbotak and the appropriate governmental unit holding such allowed tax claim or, if they are unable to agree, to be determined by the Bankruptcy Court, or (iii) on such other terms as may be agreed upon by Reorganized Debtor and such holder. Nothing herein provided shall prohibit Sonic and/or Turbotak from contesting and/or appealing any of said tax claims.

               (c) Other Priority Claims. Each holder of a priority claim, if any, as defined by Sec. 507 of the Bankruptcy Code, other than administrative claims and tax claims, shall receive 100 % of such claim in cash on the latest of (i) 15 days after the effective date, or (ii) ten
(10) days after such claim becomes an allowed priority claim, or (iii) upon such other terms and conditions agreed to by Sonic and the holder of an allowed priority claim. Sonic and/or Turbotak reserves the right to object to any such claim

               (d) Turbotak, TurboSonic and Division of Equity in the Reorganized Debtor

                    (i) In full and complete satisfaction of the Bank Claim assigned to Turbotak and working capital provided by Turbotak, Reorganized Debtor shall issue and Turbotak and/or TurboSonic shareholders shall receive shares of stock of the Reorganized Debtor after merging Turbotak and TurboSonic into Sonic in such an amount that results in Turbotak and TurboSonic shareholders owning three shares of the equity of the Reorganized Debtor to one share owned by the Sonic shareholders and its pre-petition creditors.

                    (ii) On the effective date of the Plan,
                    Turbotak shall have the right to select five of the directors and Sonic shall have the right to select the other three directors out of a total of eight directors on the Board of Directors of the Reorganized Debtor. Turbotak and Sonic may in their sole discretion assign and/or distribute an amount of their interest, to be agreed upon, to the Reorganized Debtor for distribution or retention in treasure for future distribution to management. The means and terms of any distribution as provided in the preceding sentence shall be determined by the Board of Directors of Sonic and Turbotak and disclosed in the Plan and Disclosure Statement to be filed with Bankruptcy Court pursuant to the Bankruptcy Code.


               (e) General Unsecured Claims. The treatment of general unsecured claims shall be subject to future negotiation between Turbotak, Sonic and the Committee of Unsecured Creditors.

               (f) Equity Interests. In full satisfaction, release and discharge of their interests on the effective date, or as soon thereafter as is practicable, existing equity holders of Sonic shall receive on a pro rate basis, an amount of stock of Reorganized Debtor which shall represent one share of stock for each of three shares of stock received by the shareholders of Turbotak and TurboSonic taken together as of the effective date of the Plan of the issued and outstanding stock of the Reorganized Debtor after the merger with Turbotak and TurboSonic. The recapitalization of the Reorganized Debtor's equity may be accomplished through (i) the issuance of additional shares of the presently outstanding stock, (ii) cancellation of the presently outstanding stock and issuance of new shares of stock, or (iii) otherwise as provided for in the Plan, authorized by Sonic and Turbotak as co-proponents of the Plan.

          10. Parties Approval of Plan. All provisions and/or modifications of the Plan and the related Disclosure Statement which are to be filed pursuant to this Term Sheet and the Bankruptcy Code shall be subject to the approval of the parties hereto provided, however, the foregoing shall not include any change in Paragraph 16. dealing with the allocation of shares of stock of Sonic.

          11. Bankruptcy Court Approval of Plan. The Parties hereto understand that the proposed Plan contemplated hereunder is subject to approval by the Bankruptcy Court and that modification of the proposed treatment of claims and interests may be required in order to confirm a Plan.

          12. Jurisdiction Any controversy under or in connection with this Term Sheet shall be subject to the jurisdiction of the Bankruptcy Court which jurisdiction is consented to by Turbotak, and shall be governed by and construed in accordance with the Bankruptcy Code or laws of the State of New Jersey.

          13. Binding Effect. Subject to Paragraph 14. below, this Term Sheet shall be binding upon and inure to the benefit of Sonic, Turbotak and TurboSonic and any successors and assigns. This Term Sheet may not be amended, modified or waived except in writing by the Parties hereto, and with respect to Sonic, subject to approval of the Bankruptcy Court.

          14. Board Ratification. Within one (1) day of the execution of this Term Sheet, the Board of Directors of Sonic shall at a special meeting called for that purpose or as otherwise provided under Sonic's By-Laws and Delaware corporation law (i) approve this Term Sheet and (ii) approve the board resolution attached hereto as Exhibit A. Turbotak, by the execution of this agreement, represents that its Board of Directors has authorized the execution of this agreement. Upon ratification, subject only to approval by the Bankruptcy Court, the Term Sheet shall be deemed effective as to Sonic. Evidence of the Board's ratification or disapproval, as the case may be, shall be given by Sonic in writing to Turbotak and Irwin Duncan, Esq. of White, Jenkins, Duncan & Ostner, attorney for Turbotak, immediately after the Board's determination to ratify or disapprove this Term Sheet, whichever the case may be. In the event the Board does not ratify this Term Sheet within the time period provided, this Term Sheet shall be deemed terminated and non-effective.

          15. This Term Sheet may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

          16. In consideration for the performance by Turbotak and TurboSonic of their obligations under this Term Sheet, the Parties agree that the stock ownership of Sonic will be merged with Turbotak and TurboSonic and restructured so that Sonic will remain a public company with one quarter of the issued and outstanding stock of Sonic to be held by the present stockholders of Sonic and three quarters of such stock to be held by the stockholders of Turbotak and TurboSonic. In addition, Turbotak and TurboSonic shall have, prior to the merger, $500,000.00 cash of new investor provided working capital additional to that provided in Paragraph 5., free from any liens, obligations, restrictions or encumbrances. It is further agreed that no subsequent action shall be taken by Turbotak, TurboSonic or Sonic to restructure Sonic to better preserve any net operating losses that will adversely affect the interest of or the proportionate ownership of the present
Sonic stockholders after reorganization. Furthermore, it is understood and agreed that, to the extent that any stock is issued to satisfy obligations to unsecured creditors, the above said one to three ratio of shares shall be preserved with any stock issued for said purpose to be counted in the Sonic stockholders portion of the stock.

          17. Immediately following execution of this Term Sheet and Turbotak's acquisition of the Bank's Claim, the Board of Directors of Sonic shall remove a director so as to have two existing vacancies on such board. Turbotak shall have the option to elect Edward F. Spink and Patrick J. Forde (or other such qualified individuals as Turbotak may propose) as directors of Sonic. In addition, upon confirmation by the Bankruptcy Court of Sonic's Plan, the Board of Directors of
Sonic shall vote to enlarge the Board of Sonic from five to eight directors pursuant to Article II, Section 2.1 of the Bylaws of Sonic and shall elect additional three nominees of Turbotak to such newly created directorships. All of said persons to serve as directors until the next annual meeting of Sonic subsequent to confirmation of the Plan or until their successors shall have been otherwise qualified and elected.

          18. (a) Upon confirmation of the Plan by the Bankruptcy Court and the consummation of the merger, Turbotak shall grant to Richard Hurd, Richard Horgan and Robert Ferb a two year option to purchase 50,000 shares of Turbotak stock or an amount of shares in the merged entity equivalent to 50,000 shares of Turbotak stock for $1.00 in total (this portion of the grant to be divided 46%, i.e. 23,000 shares, to Richard Hurd, 27%, i.e. 13,500 shares, to Richard Horgan and 27%, i.e. 13,500 shares, to Robert Ferb). In addition, and under the same confirmation and consummation conditions, Turbotak shall grant a two year option to the same individuals to purchase 200,000 shares of stock in the merged entity at a cost of $1.00 per share (this grant shall be divided 50%, i.e. 100,000 shares, to Richard Hurd, 25%, i.e. 50,000 shares, to Richard Horgan and 25%, i.e. 50,000 shares, to Robert Ferb).

               (b)  Turbotak further agrees that for the
undertaking of management of Sonic and for any other services rendered during the Chapter 11 proceeding and as compensation to management, i.e. Richard Hurd, Richard Horgan and Robert Ferb, each of management shall receive compensation of $750.00 per week, to be paid by Sonic. The employment of these individuals is at will and the duration of their employment will be decided by the Sonic Board of Directors.

               (c) Upon confirmation of the Plan by the Bankruptcy Court and the consummation of the merger, Richard Hurd shall agree to act in the capacity of Chairman of the merged entity for a period of one year (or for a different period at the discretion of the merged entity's Board of Directors), the compensation for which shall be mutually agreed between Richard Hurd and the merged entity's Board of Directors.

               (d) Subject to the execution of the assignment between Turbotak and the Bank referred to in Paragraph 1. above and the filing by Sonic for Chapter 11 referred to in Paragraph 4. above, Turbotak agrees to purchase, from Sonic, 165,000 shares of Sonic for an amount of $11,550.

          19. The Parties agree that this Term Sheet represents an outline of the necessary steps to be taken and agree to use their best efforts to prepare the necessary agreements consistent therewith as speedily as possible either before or after the assignment of the Claim by the Bank to Turbotak. In the event the Parties are unable to agree upon the terms and conditions of all the requisite documents to be executed by and among them, their respective attorneys, David N. Ravin, Esq. for Sonic and its subsidiaries and Irwin Duncan, Esq. for Turbotak and TurboSonic, shall attempt to arbitrate and resolve any disputes. If they are unable to unanimously agree to a resolution of all disputes, the Parties agree that the Judge of the Bankruptcy Court presiding over Sonic's Chapter
11 reorganization proceeding shall be the final non-appealable arbiter thereof.

          20. This agreement is non-assignable in whole or in part by Turbotak (including, without limitation, that Turbotak shall have no right to assign or transfer the Bank Claim or any part thereof to any party without Sonic's written consent) except that it can be assigned to an affiliate corporation or partnership in which the principals of Turbotak has at least a 51% equity interest and which affiliate corporation or partnership shall agree in writing to be bound by all of the terms and conditions of this Term Sheet and any subsequent agreements entered into between the Parties hereto.

          21. Wherever Sonic is referred to herein, the same shall include such subsidiaries and affiliates as shall be included in the Plan or who shall become subject to the jurisdiction of the Bankruptcy Court either by virtue of a filing of a Petition for Relief under the Bankruptcy Code, or by virtue or extension of the proceeding or by implementation of Sec. 105 of the Bankruptcy Code.

          22. This agreement is subject to approval of the Bankruptcy Court having jurisdiction over the Chapter 11 case filed or to be filed by Sonic.

          IN WITNESS WHEREOF, the Parties have set their hand and seals this 3rd day of September, 1996.


Attest:                       SONIC ENVIRONMENTAL SYSTEMS INC.

/s/Robert J. Ferb             By: /s/Richard H. Hurd
                                        President


Attest:                       TURBOTAK TECHNOLOGIES INC.

/s/Patrick J. Forde           By: /s/Edward F. Spink